December 16, 2002

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549
U.S.A.

Ref: Rossi Residencial S.A.
Exemption: No. 82-4638

Gentleman/Madam:

We are enclosing a copy of Rossi Residencial's communiqué. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Luciana Rossi

Luciana Rossi Cuppoloni

Encl. Notice to Investors dated December 16, 2002

cc: Glorinete Laurentino
The Bank of New York

dlw 1/23

ROSSI RESIDENCIAL S/A
CNPJ nº 61.065.751/0001-80
NIRE nº 35.300.108.078

ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO

Data, hora e local: 16 de dezembro de 2002, às 9:00 (nove) horas, na sede social situada na Avenida Marginal do Rio Pinheiros nº 5200 - Edifício Miami - Bloco C, conj. 31, nesta Capital do Estado de São Paulo. **Presença:** Totalidade dos membros do Conselho de Administração. **Mesa:** João Rossi Cuppoloni - Presidente. Edmundo Rossi Cuppoloni - Secretário. **Deliberação:** Ratificar a deliberação da Diretoria que efetuou a contratação da empresa Deloitte Touche Tohmatsu Auditores Independentes, inscrita no CNPJ sob nº 49.928.567/0001-11, CRC nº 2 SP 011609/O-8, situada nesta Capital na Rua Bela Cintra nº 881, que a partir de 10/06/2002 passou a prestar os serviços profissionais de auditoria das demonstrações contábeis da sociedade, em substituição à empresa Arthur Andersen S/C.. **Encerramento:** Nada mais havendo a tratar, a ata foi lavrada, aprovada e assinada pela totalidade dos membros do conselho de administração. *aa)* João Rossi Cuppoloni. Edmundo Rossi Cuppoloni. Luciana Rossi Cuppoloni. Roosevelt Sanches Cruz. Cleber Agostinho Palácio de Almeida. Sergio Pedroso Rossi Cuppoloni .
A presente é cópia fiel extraída do livro próprio da sociedade.

São Paulo, 16 de dezembro de 2002.

João Rossi Cuppoloni
Diretor Presidente